UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date March,24,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

March 24, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES APPROVAL OF SHARE BUYBACK PROGRAM

Grupo Cibest S.A. (“Grupo Cibest”) announced that, at today’s Ordinary General Shareholders’ Meeting, the following decisions were approved with the required majorities:

1.To transfer the amount of four hundred thirty-one thousand four hundred eighteen million one hundred fifty-seven thousand twenty-four Colombian pesos and fifty-five cents (COP 431,418,157,024.55) from the legal reserve, to be added to the reserve for executing the share repurchase program approved at the extraordinary shareholders’ meeting held on June 9, 2025.
2.To authorize the termination of the 2025 Share Buyback Program approved at the extraordinary shareholders’ meeting held on June 9, 2025 (the “2025 Share Buyback Program”) on the date the Board of Directors approves the regulations of the 2026 Share Buyback Program.
3.To authorize the 2026 share buyback program for up to one trillion three hundred fifty billion Colombian pesos (COP 1,350,000,000,000), for a term of three (3) years (the “2026 Share Buyback Program”) as from the date of approval of the regulations of the 2026 Share Buyback Program by the Board of Directors. There will be no minimum amount of securities to be acquired under the Buyback Program.
4.The granting of powers to the Board of Directors of Grupo Cibest to regulate the 2026 Share Buyback Program (the “2026 Regulation”), and to define and approve its terms and conditions, including, but not limited to, the mechanism through which the transactions or orders forming part of the 2026 Share Buyback Program shall be executed, including the procedure for each stage, and, in general, to carry out all actions and activities aimed at implementing the 2026 Share Buyback Program under the terms of the 2026 Regulations and in accordance with applicable regulations. The buyback shall be carried out through mechanisms that ensure equal conditions for all shareholders, and the buyback price for each class of shares shall be set in compliance with the regulations in force.
5.The granting of powers to the management of Grupo Cibest to enter into all legal acts necessary and/or convenient to implement and perfect the 2026 Share Buyback Program; to carry out all

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other actions necessary and/or convenient to execute the 2026 Share Buyback Program, including but not limited to obtaining permits from administrative authorities that may be required to carry out the buyback; and, in general, to carry out any other activity associated with or related to the 2026 Share Buyback Program, under the terms set forth in the 2026 Regulation.

Additionally, the General Shareholders' Meeting approved that in the event that management considers that the appropriate internal or market conditions are not met to carry out the Buyback Program, Grupo Cibest will not be obliged to implement, in whole or in part, the 2026 Buyback Program.

The management of Grupo Cibest confirms that the necessary procedures and authorizations were completed to hold the General Shareholders' Meeting, and that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and Grupo Cibest’s bylaws.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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